UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Santa Fe Financial Corporation

(Name of Issuer)

Common Stock, $.10 Par Value

(Title of Class of Securities)

802014 100

(CUSIP Number)

Andrea Biller, Esq. Gray Cary Ware & Freidenrich LLP 4365 Executive Drive, Suite 1600 San Diego, CA 92121-2189 (858) 677-1408

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

Check the following box if a fee is being paid with this statement.  ☐

Index of Schedules
located on Page 7

CUSIP No. 802014 100	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Guinness Peat Group plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 40,780
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 40,780
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,780
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.28%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 802014 100	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Allied Mutual Insurance Services Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 40,780
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 40,780
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,780
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.28%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 802014 100	Page 4 of 10 Pages

Item 1.	Security and Issuer

This Amendment No. 7 to Schedule 13D updates the record concerning the investment of Guinness Peat Group plc (“GPG”), through its wholly owned subsidiary Allied Mutual Insurance Services Limited (“AMI”), with respect to the shares of the Common Stock of Santa Fe Financial Corporation, a Nevada corporation (“Santa Fe”) which GPC owns (the “Shares”). The principal executive offices of Santa Fe are located at 820 Moraga Drive, Los Angeles, CA 90049.

Item 2.	Identity and Background

This Statement is filed on behalf of GPG and AMI (collectively, the “Reporting Persons”).

AMI is an English limited company. AMI’s business address is First Floor, Times Place, 45 Pall Mall, London, SW1Y 5GP, England. AMI is a wholly owned subsidiary of GPG which holds a diversified range of strategic interests in a number of businesses on behalf of GPG and GPG subsidiaries.

GPG is an investment holding company with a diversified range of strategic interests in a number of businesses. A majority of its funds are invested in the United Kingdom, Australia and New Zealand. GPG’s shares are publicly held and are traded on the London, Australian and New Zealand Stock Exchanges. GPG’s business address is First Floor, Times Place, 45 Pall Mall, London, SW1Y 5GP, England.

The citizenship, address and principal occupation of each of the executive officers and directors of AMI and GPG are set forth on Schedules A and B, respectively, attached hereto and incorporated herein by reference.

During the last five years, neither any of the Reporting Persons nor, to the best knowledge of the Reporting Persons, the officers or directors of AMI or GPG, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither any of the reporting Persons nor, to the best knowledge of the Reporting Persons, the officers or directors of AMI or GPG, have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of 21 August 2011, GPG owned 93,058 shares of Common Stock acquired through private and open market purchases since January 4 1995 and costing in aggregate consideration $1,050,274, from working capital.

CUSIP No. 802014 100	Page 5 of 10 Pages

Item 4.	Purpose of Transaction.

The Reporting Persons have recently been effecting a strategy of orderly value realization of their investment portfolio. These disposals result from the implementation of that strategy.

Except as described above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in any of the following:

(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Santa Fe or any of its subsidiaries;

(b) A sale or transfer of a material amount of assets of Santa Fe or any of its subsidiaries;

(c) Any change in the present board of directors or management of Santa Fe, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d) Any material change in the present capitalization or dividend policy of the Issuer;

(e) Any other material change in Santa Fe’s business or corporate structure;

(f) Changes in Santa Fe’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Santa Fe by any person;

(g) Causing a class of securities of Santa Fe to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) A class of equity securities of Santa Fe becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(i) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	As of October 6 2011, GPG, directly and through AMI, was the beneficial owner of an aggregate of 40,780 shares of Common Stock, constituting approximately 3.28% of the issued and outstanding shares of the Common Stock of Santa Fe, based upon the most recently available filing by Santa Fe with the Securities and Exchange Commission.

(b)	Neither of GPG and AMI, respectively, have sole power to vote or to direct the vote and to dispose or to direct the disposition of any shares of Common Stock. GPG and AMI have shared power to vote or to direct the vote and to dispose or to direct the disposition of 40,780 shares of Common Stock owned beneficially and of record by GPG and through AMI.

CUSIP No. 802014 100	Page 6 of 10 Pages

(c)	The following transactions in the Common Stock were effected by the Reporting Persons within the 60 days prior to October 6 2011:

Name	Date	Number of Shares	Price Per Share	Nature
Wedbush Morgan	8/22/11	5,700	$15.00	Open market disposal
Wedbush Morgan	8/23/11	5,700	$15.00	Open market disposal
Wedbush Morgan	8/24/11	1,600	$15.00	Open market disposal
Wedbush Morgan	8/25/11	3,900	$15.00	Open market disposal
Wedbush Morgan	8/26/11	1,244	$15.00	Open market disposal
Wedbush Morgan	8/30/11	914	$15.00	Open market disposal
Wedbush Morgan	8/31/11	1,000	$15.00	Open market disposal
Wedbush Morgan	9/2/11	2,330	$15.00	Open market disposal
Wedbush Morgan	9/6/11	400	$15.00	Open market disposal
Wedbush Morgan	9/8/11	7,000	$15.00	Open market disposal
Wedbush Morgan	9/12/11	1,440	$15.00	Open market disposal
Wedbush Morgan	9/13/11	14,300	$15.00	Open market disposal
Wedbush Morgan	9/14/11	3,900	$15.00	Open market disposal
Wedbush Morgan	9/16/11	1,800	$15.00	Open market disposal
Wedbush Morgan	9/20/11	800	$15.00	Open market disposal
Wedbush Morgan	9/22/11	250	$15.00	Open market disposal
Wedbush Morgan	9/14/11	3,900	$15.00	Open market disposal

(d) No person other than GPG has the right to receive or the power to direct the receipt of dividends from the shares of Common Stock held directly by GPG and through AMI or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Santa Fe.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any person with respect to any securities of Santa Fe, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

None

CUSIP No. 802014 100	Page 7 of 10 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2011	GUINNESS PEAT GROUP PLC

	By:	/s/ J. R. Russell
	Name:	J. R. Russell
	Title:	Director of Compliance

ALLIED MUTUAL INSURANCE SERVICES LIMITED

	By:	/s/ A. M. Butcher
	Name:	A. M. Butcher
	Title:	Investment Manager

INDEX OF SCHEDULES

Schedule	Page

A	8

B	10

SCHEDULE 13D

CUSIP No. 802014 100	Page 8 of 10 Pages

SCHEDULE A

TO AMENDMENT NUMBER 6

TO SCHEDULE 13D FILED

BY

GUINNESS PEAT GROUP PLC

AND

ALLIED MUTUAL INSURANCE SERVICES LIMITED

The following table sets forth certain information concerning each of the directors and executive officers of Guinness Peat Group plc (“GPG”) as of the date hereof.

Name:	Robert J Campbell
(Director and Chairman of the Board)

Citizenship:	New Zealand

Business Address:	First Floor, Times Place, 45 Pall Mall, London, SW1Y 5GP England

Principal Occupation:	Investor.

Name:	Michael N Allen
(Director)

Citizenship:	New Zealand

Business Address:	First Floor, Times Place, 45 Pall Mall, London, SW1Y 5GP England

Principal Occupation:	Director.

Name:	Sir Ron Brierley
(Director)

Citizenship:	New Zealand & Australia

Business Address:	First Floor, Times Place, 45 Pall Mall, London, SW1Y 5GP England

Principal Occupation:	Director

Name:	Blake A. Nixon
(Director)

Citizenship:	New Zealand

Business Address:	First Floor, Times Place, 45 Pall Mall, London, SW1Y 5GP England

Principal Occupation:	Director

CUSIP No. 802014 100	Page 9 of 10 Pages

SCHEDULE 13D

Name:	Christopher W Healy
(Secretary)

Citizenship:	Great Britain

Business Address:	First Floor, Times Place, 45 Pall Mall, London, SW1Y 5GP England

Principal Occupation:	Solicitor

SCHEDULE 13D

CUSIP No. 802014 100	Page 10 of 10 Pages

SCHEDULE B

TO AMENDMENT NUMBER 6

TO SCHEDULE 13D FILED

BY

GUINNESS PEAT GROUP PLC

AND

ALLIED MUTUAL INSURANCE SERVICES LIMITED

The following table sets forth certain information concerning each of the directors and executive officers of Allied Mutual Insurance Services Limited (“AMI”) as of the date hereof.

Name:	Alexander Mark Butcher
(Director)

Citizenship:	Great Britain

Business Address:	First Floor, Times Place, 45 Pall Mall, London, SW1Y 5GP England

Principal Occupation:	Investment Manager of GPG.

Name:	Nicholas J Tarn
(Director)

Citizenship:	Great Britain

Business Address:	First Floor, Times Place, 45 Pall Mall, London, SW1Y 5GP England

Principal Occupation:	Finance Director.

Name:	J Richard Russell
(Director)

Citizenship:	Great Britain

Business Address:	First Floor, Times Place, 45 Pall Mall, London, SW1Y 5GP England

Principal Occupation:	Chartered Secretary